ARROW FINANCIAL CORPORATION

250 Glen Street, Glens Falls, New York 12801

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Shareholders of Arrow Financial Corporation:

Notice is hereby given that the Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation, will be held at the Queensbury Hotel, Maple Street and Ridge Street, Glens Falls, New York, on Wednesday, May 2, 2001, at 10:00 a.m. for the purpose of considering and voting upon the following matters:

1. The election of two directors to Class C for a term of three years or until his successor shall have been elected and qualified.

2. Any other business which may be properly brought before the meeting or any adjournment thereof.

By Order of the Board of Directors

GERARD R. BILODEAU
Secretary

March 30, 2001

YOU ARE REQUESTED TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE YOUR

PROXY AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
May 2, 2001

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Arrow Financial Corporation, a New York corporation, of proxies to be voted at the Annual Meeting of Shareholders to be held on Wednesday, May 2, 2001, at 10:00 a.m., at the Queensbury Hotel, Maple Street and Ridge Street, Glens Falls, New York 12801, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being sent to shareholders on March 30, 2001. In addition, a copy of Parts I and II of Arrow's Annual Report on Form 10-K for December 31, 2000, which includes Arrow's financial statements, is enclosed with this proxy statement.

At the meeting, two directors will be elected to Class C of our Board of Directors.

RECORD DATE AND VOTING RIGHTS

Who is entitled to vote?

Each shareholder of record as of the close of business on the record date, March 9, 2001, is entitled to notice of, and to vote at, the meeting. At the close of business on that date, there were outstanding and entitled to vote 7,376,807 shares of common stock, $1.00 par value. Common stock is our only class of stock outstanding. Holders of record at the close of business on the record date are entitled to one vote for each share held on each matter submitted to a vote at the meeting.

What constitutes a quorum at the meeting?

In order to conduct business at the meeting, a quorum must be present. A majority of the outstanding shares of our common stock present or represented by proxy will constitute a quorum at the meeting. Consistent with applicable state law and our Certificate of Incorporation and Bylaws, we will treat all shares represented by proxy or in person at the meeting as shares present or represented at the meeting for purposes of determining a quorum.

Shares represented by proxies or ballots marked "WITHHOLD" on Proposal 1 (the only proposal to be voted on at the meeting) will be treated as shares present or represented at the meeting for purposes of determining a quorum but will not be treated as shares voting on Proposal 1.

Shares held in "street name" by brokers (meaning shares held in the name of the brokers or their nominees but actually owned by the broker's customers) that are present or represented at the meeting but are not voted by such brokers, for any reason, on Proposal 1 or any other matter presented at the meeting (so-called "broker non-votes") will be treated as shares present in person or represented by proxy at the meeting for purposes of determining a quorum on that proposal or matter, but will not be treated as shares voting on that proposal or matter.

How many votes are required for the election of directors?

The affirmative vote of a plurality of the shares present or represented at the meeting and voting on Proposal 1, Election of Directors, is required for the election of directors. A "plurality" means receiving a higher number of votes than any other candidate. In other words, the nominees receiving the most "FOR" votes will be elected director, regardless of the total number of shares voting or whether such nominees receive a majority of all shares voted. Neither broker non-votes nor shares voted "WITHHOLD" will have the effect of a vote "against" the election of one or more directors.

How many votes are required for any other matter?

The affirmative vote of a majority of the shares present in person or represented by proxy and voting at the meeting would be required for approval of any other matter that might be submitted to a vote at the meeting. (Under our Bylaws, no matter may now be submitted at the meeting, other than procedural issues such as adjournment or continuation). If any such other matter arises, any shares represented by proxies may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law.

How do I submit my proxy?

If you are entitled to vote and wish to submit a proxy to vote at the meeting, you may do so by returning the enclosed proxy card by mail. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank.

Can I revoke my proxy?

Yes. If you execute a form of proxy as solicited by this proxy statement, you have the power to revoke it prior to the use of the proxy at the meeting. You may revoke your proxy by attending the meeting and voting your shares of stock in person, or by delivering prior to the meeting a written notice of revocation or a later-dated, properly executed proxy to:

> Mr. Gerard R. Bilodeau
> Corporate Secretary
> Arrow Financial Corporation
> 250 Glen Street
> Glens Falls, New York   12801

How are proxies being solicited?

Proxies are being solicited by mail. They may also be solicited by our directors, officers and regular employees personally or by telephone or telegraph, but those persons will receive no additional compensation for such services. We will bear all costs of soliciting the proxies. If we utilize the services of other financial institutions, brokerage houses or other custodians, nominees or fiduciaries to solicit proxies, we will reimburse them for their out-of-pocket expenses.

PROPOSALS BY SHAREHOLDERS

May a shareholder raise a matter for consideration at the meeting or nominate a person for election to the Board of Directors?

Yes, but only if certain conditions are met. Under our Bylaws, shareholders wishing to bring a matter before the annual meeting or to nominate a person for election to the Board must deliver a written notice to the Secretary not less than <u>120 days</u> before the anniversary date of the prior year's annual meeting. For next year's annual meeting of the company (in 2002), the written notification must be given not later than January 2, 2002 (there are different rules if the future year's meeting date is changed by more than 30 days from the prior year's meeting date).

The shareholders' written notice must contain the information specified in the Bylaws, including name and address, appropriate information regarding the matter sought to be presented or person proposed to be nominated, and the number of shares of common stock owned of record by the proposing shareholders.

The above rules apply only to matters that shareholders wish to raise themselves at an annual meeting. Shareholders who wish to have matters considered by the company for inclusion in the proxy statement must comply with other rules (see following questions).

What if shareholders wish to submit proposals for inclusion in our proxy statement?

If a shareholder wishes to have a particular proposal considered by the Board for inclusion in the company's proxy statement for an annual meeting, the shareholder must satisfy the requirements established by the Securities and Exchange Commission in its proxy rules. The particular proxy rule, Rule 14a-8, requires that shareholders submit their proposals in writing to the company at least 120 days before the anniversary date of the *proxy statement mailing date* for the prior year's annual meeting. Thus, shareholders who wish to submit proposals for inclusion in the company's proxy statement for next year's annual meeting (in 2002) must deliver such proposals to the Corporate Secretary, at the address listed above, on or before November 30, 2001. The notice must clearly identify the proposal, contain a brief supporting statement and all required information about the proposing shareholder, and otherwise meet the SEC's rule.

May shareholders submit recommendations to the company for nominees for director?

Shareholders may submit recommendations to the Board regarding future nominees for director. The Board considers a broad range of factors in its nomination process. For further information on the nomination process, see "Board Committees" on page 7.

PRINCIPAL SHAREHOLDERS OF THE COMPANY

To the knowledge of the Board of Directors, no one person or group of persons acting in concert beneficially owned more than 5 percent of the outstanding shares of the company's common stock as of December 31, 2000.

Our subsidiary, Glens Falls National Bank and Trust Company, in its capacity as trustee of numerous trust accounts, including as trustee of our Employee Stock Ownership Plan ("ESOP"), held on December 31, 2000 1,233,453 shares of common stock, or 16.76 percent of the total outstanding shares. Glens Falls National Bank was not the beneficial owner of a substantial portion of these shares, however, as other persons (e.g., the ESOP participants) had sole power to vote and/or direct the disposition of such shares. As a result, Glens Falls National Bank did not beneficially own more than 5 percent of our outstanding common stock on the reporting date.

ITEM 1. ELECTION OF DIRECTORS AND
INFORMATION WITH RESPECT TO DIRECTORS AND OFFICERS

The first item to be acted upon at the meeting is the election of two directors to Class C of the Board of Directors, each to hold office for three years, or in each case until his successor shall have been elected and qualified. Directors will be elected by a plurality of the shares voting at the meeting.

Under our Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, one class to be elected each year for a term of three years. The total number of directors is fixed from time to time by the Board of Directors. As of the meeting, the number of directors will be eight.

All proxies which are timely received by the Secretary in proper form prior to the election of directors at the meeting, and which have not been revoked, will be voted "FOR" the Board's nominees to Class C (unless any nominee is unable to serve or for good cause will not serve), subject to any specific voting instructions received with any proxy, including the withholding of authority to vote for any or all nominees.

Each of the Board's nominees has consented to being named in this proxy statement and to serve if elected, and the Board knows of no reason to believe that any nominee will decline or be unable to serve if elected. Each of the nominees is presently serving on the Board of Directors.

The table below provides information on each of the Board's nominees as well as each of the current directors whose terms do not expire at the meeting and each of the executive officers of Arrow who are not also directors:

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE

Name and Principal Occupation(a)(b)(c)	Age	Director of Arrow Since	Shares of Arrow Common Stock Beneficially Owned as of December 31, 2000(d)	
			Number	Percent
Nominees for Director:				
Class C (*Terms Expiring in 2004*):				
Jan-Eric O. Bergstedt President, AES Engineered Systems (supplier of paper-making machinery)	65	1999	2,223	---
Thomas L. Hoy President & CEO of Arrow and Glens Falls National Bank and Trust Company	52	1996	122,891(1)	1.65%
Directors Continuing in Office:				
Class A (*Terms Expiring in 2002*):				
Kenneth C. Hopper, M.D Chairman & CEO, Northeastern Clinical and Toxicology Laboratory, Inc. and Chairman and CEO, Bay Optical, Inc.	62	1983	51,531 (2)	---
Michael F. Massiano Chairman of the Board of Arrow and Glens Falls National Bank and Trust Company	66	1983	79,740 (3)	1.08%
Richard J. Reisman, D.M.D Oral & Maxillofacial Surgeon and Chairman, Department of Dentistry, Glens Falls Hospital	55	1999	10,348 (4)	---

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE - (CONTINUED)

Name and Principal Occupation(a)(b)(c)	Age	Director of Arrow Since	Shares of Arrow Common Stock Beneficially Owned as of December 31, 2000(d) Number	Percent
Directors Continuing in Office (Continued): Class B (*Terms Expiring in 2003*):				
John J. Carusone, Jr Attorney, Carusone & Carusone (law firm)	**59**	**1996**	**755**	**---**
David G. Kruczlnicki President & CEO, Glens Falls Hospital (health care facility)	**48**	**1989**	**19,348 (5)**	**---**
David L. Moynehan President, Riverside Gas & Oil Co. (petroleum products distributor)	**55**	**1987**	**21,595 (6)**	**---**
Other Executive Officers:				
John J. Murphy Executive Vice President, Treasurer & CFO of Arrow and Glens Falls National Bank and Trust Company	**49**	**N/A**	**97,729 (7)**	**1.32%**
John C. Van Leeuwen Senior Vice President & Chief Credit Officer of Arrow and Glens Falls National Bank and Trust Company	**57**	**N/A**	**25,837 (8)**	**---**
Gerard R. Bilodeau Senior Vice President & Secretary of Arrow and Senior Vice President & Cashier of Glens Falls National Bank and Trust Company	**54**	**N/A**	**37,911 (9)**	**---**
Arrow Shares Beneficially Owned By All Directors and Executive Officers as a Group:			**498,447 (10)**	**6.59%**

Explanatory Notes:

(a)   All directors of Arrow also serve as directors of its principal subsidiary, Glens Falls National Bank and Trust Company, except for Mr. Carusone, who also serves as a director of Saratoga National Bank and Trust Company. Of the nominees and directors continuing in office, only Mr. Hoy is currently an officer or employee of Arrow or its subsidiaries, although Mr. Massiano continues as Chairman of the Board and provides consulting services. See "Compensation of Directors."

(b)   The business experience of each director during the past five years was that typical to a person engaged in the principal occupation or business listed for each. Except as noted, each of the nominees and directors continuing in office has held the same or another executive position with the same employer during the past five years.

(c)   No family relationship exists between any two or more of the nominees, directors or executive officers of Arrow or its subsidiaries, except that David L. Moynehan, a director of Arrow, is the brother-in-law of John J. Murphy, the Executive Vice President, Treasurer & Chief Financial Officer of Arrow.

(d)   Beneficial ownership of shares, determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person, directly or indirectly, has or shares voting power and/or investment power, and all shares which the person has a right to acquire within 60 days of the reporting date. Unless otherwise noted below, each person was sole beneficial owner of all shares listed as owned by each. Percentage ownership is listed only for those who beneficially owned at least one percent (1%) of the outstanding shares.

Beneficial Ownership Notes:

(1)   Includes 15,969 shares held in Mr. Hoy's account under Arrow's ESOP, 1,200 shares held by his wife directly, 611 shares held by his son directly, 611 shares held by his daughter directly, and 68,833 shares subject to exercisable options received by Mr. Hoy under Arrow's compensatory stock option plans.

(2)   Includes 31 shares held by a company that Dr. Hopper controls.

(3)   Includes 5,368 shares held by his wife directly and 26,269 shares subject to exercisable options received by Mr. Massiano under Arrow's compensatory stock option plans.

(4)   Includes 186 shares held directly by Dr. Reisman's wife and 3,189 shares held by his wife as custodian for their son and daughter.

(5)   Includes 640 shares held jointly by Mr. Kruczlnicki with his wife.

(6)   Includes 3,525 shares held jointly by Mr. Moynehan with his wife.

(7)   Includes 15,178 shares held in Mr. Murphy's account under Arrow's ESOP, 10,525 shares held jointly with his wife and 70,336 shares subject to exercisable options received by Mr. Murphy under Arrow's compensatory stock option plans.

(8)   Includes 6,254 shares held in Mr. Van Leeuwen's account under Arrow's ESOP, 548 shares held jointly with his wife, 280 shares held by him as custodian for his sons and 16,576 shares subject to exercisable options received by Mr. Van Leeuwen under Arrow's compensatory stock option plans.

(9)   Includes 12,076 shares held in Mr. Bilodeau's account under Arrow's ESOP, 1,285 shares held jointly with his wife and 21,531 shares subject to exercisable options received by Mr. Bilodeau under Arrow's compensatory stock option plans.

(10)   Includes shares beneficially owned by any directors or executive officers who are retiring at or before the annual meeting. As of the 2001 annual meeting, Directors Dr. Edward F. Huntington and Doris E. Ornstein are retiring from the Board. As of December 31, 2000, Dr. Huntington beneficially owned 17,069 shares, including 14,440 shares held jointly with his wife and Mrs. Ornstein beneficially owned 11,470 shares, including 5,318 shares held directly by her husband. Total shares listed above includes 203,545 shares subject to exercisable options received by such persons under Arrow's compensatory stock option plan.

In 2000, the Board of Directors of the company met 4 times. During the year, each of the directors attended at least 75 percent of the total number of the meetings of both the Board and all the committees of which the director was a member.

Board Committees

The Board of Directors of Arrow has the following three committees: an Executive Committee, an Audit Committee and a Personnel Committee. The Personnel Committee also functions as a nomination and a compensation committee. As President and Chief Executive Officer of the Company, Mr. Hoy serves as an ex-officio member of the Personnel Committee and, as such, is expected to attend meetings and to provide information requested by the committee members.

The Executive Committee met five times during the last fiscal year. Members of the Executive Committee are Directors Hopper, Hoy, Kruczlnicki and Massiano. Mr. Massiano serves as Chairman. The Executive Committee has the authority to act for the Board, except that it may not submit matters to shareholders, fill Board vacancies, fix Board or committee compensation, amend or adopt Bylaws, or amend or repeal any resolution of the Board.

The Audit Committee met two times during 2000. Members of the Audit Committee are Directors Bergstedt, Carusone, Kruczlnicki, Moynehan and Ornstein. Mr. Kruczlnicki serves as Chairman. The Audit Committee examines the soundness and solvency of Arrow and its subsidiaries, causes suitable audits and examinations to be made, ensures that adequate fiscal controls and procedures are maintained, and makes recommendations and reports to the full Board of Directors. For more information about this committee, see "Report of the Audit Committee" beginning on page 15 of this proxy statement.

The Personnel Committee met two times during the last fiscal year. Members of the Personnel Committee are Directors Bergstedt, Huntington, Kruczlnicki, Massiano and Moynehan. Mr. Massiano serves as Chairman. The Personnel Committee reviews, not less often than annually, all compensation arrangements and benefit plans covering officers and employees of Arrow and its subsidiaries and makes various recommendations and determinations on such matters. The Personnel Committee, with Mr. Massiano abstaining, also makes final determinations on all awards under Arrow's compensatory stock plan, including grants of stock options to executives and other key employees. For more information regarding the committee's determinations on executive compensation, see "Report of Personnel Committee on Executive Compensation" beginning on page 12 of this proxy statement.

The Personnel Committee also serves as a nominating committee of the Board. Annually, the committee makes recommendations to the full Board regarding those individuals the committee believes are appropriate candidates for nomination as director, and the Board thereafter determines who the nominees at the annual meeting will be. The entire nomination process typically takes place early in each calendar year. Shareholders wishing to recommend a candidate for consideration by the committee or the Board in their annual nomination process should contact the Corporate Secretary in writing before the end of the preceding calendar year.

Section 16(a) Beneficial Ownership Reporting Compliance

Arrow's executive officers and directors, as well as any 10% shareholders, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC from time to time regarding their ownership of our stock, including changes in their stock ownership. Copies of these reports are also filed with us. Based solely on our review of these reports, or written statements from these persons that they were not required to file any reports in 2000, we believe that all of our executive officers and directors complied with all these Section 16(a) reporting requirements in 2000, except for three late filings of reports by Director Massiano relating to three transactions.

Compensation Committee Interlocks and Insider Participation

No member of the Personnel Committee of the Board during 2000 was an officer or employee of Arrow or any of its subsidiaries during that year or a former officer of Arrow or any of its subsidiaries, except for Mr. Massiano, who, in addition to being a committee member, is Chairman of the Board of Arrow and Glens Falls National Bank and Trust Company and formerly served as CEO of Arrow until his retirement on December 31, 1996. Mr. Massiano abstains from committee decisions on stock plan awards. Mr. Hoy, who is President & CEO of Arrow and Glens Falls National Bank and Trust Company, is an ex-officio member of the Personnel Committee. Ex-officio members have certain duties relating to the committee, as described above under "Board Committees", but do not participate in committee decisions.

EXECUTIVE COMPENSATION

The following table sets forth information concerning total compensation and compensatory awards received in the last three years by the Chief Executive Officer and each other executive officer whose salary and bonus exceeded $100,000 in 2000:

SUMMARY COMPENSATION TABLE

Name Principal Position	Year	Annual Compensation (a) Salary	 (b) Bonus	 (c) Other Annual Compen-sation	 (d) No. Of Options	 (e) All Other Compensation
Thomas L. Hoy	2000	$275,000	$106,540	-	16,000	$19,021
President &	1999	250,000	96,250	-	16,000	21,171
Chief Executive Officer	1998	200,000	78,225	-	15,000	21,648
John J. Murphy	2000	158,000	31,451	-	7,000	9,720
Executive Vice President	1999	152,000	33,400	-	7,000	11,415
Treasurer & CFO	1998	146,000	32,305	-	8,750	13,398
John C. Van Leeuwen	2000	105,000	12,113	-	3,000	6,752
Senior Vice President &	1999	101,000	12,957	-	3,000	7,970
Chief Credit Officer	1998	97,000	12,228	-	3,750	9,371
Gerard R. Bilodeau	2000	99,000	11,326	-	3,000	5,831
Senior Vice President &	1999	95,000	12,227	-	3,000	6,790
Corporate Secretary	1998	89,000	9,787	-	3,750	7,928

Notes to Summary Compensation Table (note references are to columns):

(a) Salary: Includes base salary, including amounts that are deferred at the election of the officer under a 401(K) plan or otherwise.

(b) Bonus: Represents cash bonus for the year under Arrow's Short-Term Incentive Award Plan whether the amount is paid currently to the executives or deferred. Under the Plan, annual bonuses are paid to executives and other key employees if certain pre-established financial goals for the year are met. Bonuses are calculated and approved by the Personnel Committee and ratified by the Board of Directors. Bonuses typically are paid in January of the ensuing calendar year.

(c) Other Annual Compensation: Represents the value of certain additional benefits paid to the executives during the year (so-called "perquisites"), except that if the aggregate value of these perquisites does not exceed 10% of the executive's total salary plus bonus for the year, no amount is listed. No executive received perquisites having a value exceeding 10% of the executive's salary plus bonus in any of the last 3 years.

(d) Options: Represents the number of shares subject to options granted to the executive during the year, adjusted for subsequent stock dividends. For more information on options, see the tables and notes under "Stock Option Plans" on the next page. Arrow granted no other form of long-term incentive compensation to the named executives in any of the past 3 years. Although Arrow's compensatory stock plans authorize awards of restricted stock, no shares of restricted stock have been awarded thereunder.

(e) All Other Compensation: Includes (i) the value of Arrow's contributions to the ESOP for the executive, and (ii) premiums paid by Arrow for term life insurance benefitting the executive. In 2000, these amounts for the named executives were as follows: Mr. Hoy, $17,710 for ESOP and $1,311 for term life insurance; Mr. Murphy, $9,030 for ESOP and $690 for term life insurance; Mr. Van Leeuwen, $5,534 for ESOP and $1,218 for term life insurance, and Mr. Bilodeau, $5,218 for ESOP and $613 for term life insurance.

STOCK OPTION PLANS

In past years, Arrow has maintained compensatory stock plans under which executives and other key employees have been granted stock options, including both tax qualified (incentive) stock options and non-qualified stock options. Information relative to stock options granted to or held by the four executives named in the Summary Compensation Table during the preceding year, is set forth in the following tables:

OPTION GRANTS TABLE
Option Grants in Last Fiscal Year
Individual Grants

Name	(a) No. Of Securities Underlying Options Granted	(b) % of Total Options Granted to Employees in Fiscal Year	(c) Per Share Exercise or Base Price	(d) Expiration Date	(e) Grant Date Present Value (dollars)
Thomas L. Hoy	16,000	28.99%	$18.59	12/20/2010	$ 62,866
John J. Murphy	7,000	12.68	18.59	12/20/2010	27,504
John C. Van Leeuwen	3,000	5.43	18.59	12/20/2010	11,787
Gerard R. Bilodeau	3,000	5.43	18.59	12/20/2010	11,787

Notes to Stock Option Table (note references are to columns):

(a)   All options listed were granted on December 20, 2000, without tandem stock appreciation rights (SARs). Options awarded under Arrow's compensatory stock plans normally become exercisable in stages (e.g., options awarded in 2000 become exercisable in 25 percent increments on each of the first four anniversaries of the date of the grant). Non-qualified stock options for Mr. Hoy and Mr. Murphy contain a transferability feature under which each is permitted to transfer his stock options, prior to exercise, exclusively by gift and exclusively to members of his immediate family.

(c)   Represents 100 percent of the market value of Arrow's common stock on the date of grant, based on the average of the closing bid and asked prices per share of common stock reported on the NASDAQ for such date.

(d)   Options awarded under Arrow's compensatory stock plans normally have 10 year terms, subject to earlier termination in the event of termination of employment.

(e)   The estimated grant date present value of the options has been determined by using the Black-Scholes option pricing model, a commonly used method of valuing options on the date of grant. The assumptions utilized in applying the Black-Scholes model were as follows: (a) the useful life of the options was estimated to be seven years from the date of the grant; (b) the risk-free discount rate applied for purposes of the valuation, consistent with the seven-year estimated life of the options, was the seven-year Treasury Rate as of the date of grant; (c) the volatility factor utilized was the three-year volatility of Arrow's common stock, or 23.14 percent (volatility is calculated based on fluctuations of daily closing stock prices); (d) the forfeiture rate prior to exercise was assumed to be zero; (e) the dividend yield on the common stock was assumed to be 4.0 percent for purposes of the analysis only.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE
Aggregate Option/SAR Exercises in Fiscal Year 2000 and FY-End Option/SAR Values

Name	(a) Shares Acquired	(b) Value Realized7	(c) Number of Unexercised Options/SARs at FY-End (Exercisable/Unexercisable)	(d) Value of Unexercised In-the-Money Options/SARs at FY-End (Exercisable/Unexercisable)
Thomas L. Hoy	7,146	$ 56,850	E - 68,833 U - 39,625	E - $312,909 U - 12,560
John J. Murphy	-0-	-0-	E - 70,336 U - 19,031	E - 607,004 U - 5,495
John C. Van Leeuwen	1,367	13,766	E - 16,576 U - 8,156	E - 58,188 U - 2,355
Gerard R. Bilodeau	-0-	-0-	E - 21,531 U - 8,156	E - 109,941 U - 2,355

KEY: E = Exercisable, U = Unexercisable

Notes to Option/SAR Exercises and Year-End Value Table (note references are to columns):

(a)   The listed number of shares represents the total number of shares as to which the option or SAR was exercised.

(b)   Represents the difference between the market value of shares of common stock as to which the option was exercised and the purchase price of such shares under the option. The market value of shares was based on the average of the closing bid and asked prices for Arrow's common stock as reported on NASDAQ on the business day immediately before exercise.

(c)   Includes options that were "out-of-the money" at year-end, that is, options having an exercise price per share that exceeds the fair market value per share of the common stock.

(d)   The dollar value of unexercised in-the-money options at December 31, 2000, was calculated by determining the difference between the market value of the shares of common stock underlying the options at year-end and the aggregate purchase price of those shares under the options. The market value of the shares was based on the average of the closing bid and asked prices for Arrow's common stock as reported on NASDAQ as of December 31, 2000. Listed values include any options that have been transferred by an executive to immediate family members or family trusts and remain unexercised.

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, including language that might be interpreted to incorporate by reference future filings, including this proxy statement, in whole or in part, in such previous filings, the following Stock Performance Graph, Report of Personnel Committee on Executive Compensation and Report of the Audit Committee shall not be incorporated by reference into any such filings.



	Period Ending					
Index	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00
Arrow Financial Corporation	100.00	145.29	224.12	197.15	190.67	199.64
Russell 2000	100.00	116.49	142.55	138.92	168.45	163.36
NASDAQ Bank Index*	100.00	132.04	221.06	219.64	211.14	241.08

*Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2001.
Used with permission. All rights reserved. crsp.com.

SNL Securities LC
© 2001

The preceding performance graph shows a comparison of the cumulative total returns on common equity (assuming reinvestment of all dividends) for Arrow's common stock, the Russell 2000 Index and the NASDAQ Bank Index for the period December 31, 1995 through December 31, 2000.

REPORT OF PERSONNEL COMMITTEE
ON EXECUTIVE COMPENSATION

Introduction

The Personnel Committee of the Board of Directors (the "Committee") is composed exclusively of non-employee directors. A principal task of the Committee is to act on compensation matters related to the Chief Executive Officer (the "CEO") and other executive officers of Arrow. As part of that process, the Committee reviews survey data regarding executive compensation paid by peer banks plus additional input as may be sought and received from compensation consultants. The Committee then reviews compensation recommendations from management and develops its own recommendations, which it submits to the full Board for review and ratification. The Committee also has the discretion to make final decisions on incentive compensation awards to executive officers and other key employees, including annual bonus awards under Arrow's short-term incentive plan and stock-based awards under Arrow's long-term compensatory stock plan.

The Committee is submitting this report summarizing its current compensation policies and in particular its compensation recommendations and decisions at year-end 2000 for President and CEO Thomas L. Hoy individually and all executive officers as a group. For a listing of the current executive officers, please see the Summary Compensation Table on page 8 of this proxy statement.

Compensation Philosophy

The Committee supports a three-part approach to executive compensation consisting of base salary, annual incentives (bonus) and long-term incentives. Base salary is reviewed and set annually within competitive ranges established on the basis of survey data, with the specific amounts to be determined based on the individual's and the company's performance in the prior period. The annual incentive or bonus component is payable through Arrow's Short-Term Incentive Award Plan, with awards tied to the annual performance of the relevant business unit and the individual executive. The long-term incentive component of compensation is addressed through the compensatory stock plan, which provide for grants of stock based awards, such as stock options, that gain value as the market price of Arrow's common stock increases in value.

The Committee reviews each component of executive compensation on an annual basis and makes decisions or recommendations to the full Board on any adjustments among the component elements that it believes are appropriate.

The executive compensation program is intended to attract and retain key executives and to motivate them to help Arrow achieve increased profitability, strong credit quality and enhanced shareholder value. The long-term incentive feature also encourages significant share ownership by key executives. For individual officers, types and amounts of executive compensation are established based upon their varying levels of responsibility, subjective and objective evaluations of their performance and the financial performance of their relevant business unit. Attention is also given to the compensation being paid to various levels of executives by other banking organizations in Arrow's peer group, particularly those organizations doing business in Arrow's geographic market.

At the level of CEO, overall compensation is based both on corporate performance factors, which include earnings per share, capital accumulation, strategic initiatives and new products and markets, and upon individual performance factors, such as leadership, commitment to the community and professional standing. In making its recommendations on CEO compensation, the Committee also takes into account CEO compensation at peer group banks.

Compensation Administration

Base salaries for executive officers, including the CEO, are reviewed on an annual basis. Any base salary increases for individual executives will reflect the executive's contributions to overall Arrow performance, the range of salaries being paid by peer banks to executives of comparable positions, and reported median increases for such executives in the banking industry and industry in general. Committee recommendations for executive base salaries are reviewed and ratified by the full Board.

Annual incentive compensation for executives is addressed through Arrow's Short-Term Incentive Award Plan, with the payment of bonuses generally to depend upon whether certain pre-established financial performance threshold levels for the year are met. If the pre-established threshold levels are met, the size of individual bonuses may then vary depending on the extent to which those levels are exceeded and on certain objective and subjective measures of individual performance. The Committee works with senior management at the beginning of the fiscal year to establish the threshold performance levels under the plan for that year plus any target levels beyond the threshold. Typically, threshold and target performance levels are based on internal projections of operating earnings exclusive of nonrecurring items. Target performance levels may be reviewed and revised during the year, if special circumstances arise such as major corporate transactions, unforeseen significant changes in the local or national economy, or industry-wide developments. Final decisions on the particular key employees who will receive plan bonuses in any year and the amounts of those bonuses are made by the Committee at the beginning of the following fiscal year, after considering senior management's recommendations. The full Board reviews and ratifies or modifies the Committee's decisions.

Long-term incentive compensation for executives and other employees is addressed through Arrow's compensatory stock plan. This plan provides for the grant of stock-based compensatory awards, such as stock options, the value of which is directly dependent on the market performance of Arrow's common stock over an extended period of time. All compensatory stock awards granted at year-end 2000 to executives and other employees were issued under Arrow's 1998 Long-Term Incentive Plan, which was approved by shareholders at the 1998 annual meeting. The 1998 plan authorizes the grant of awards for up to 412,500 shares, as adjusted, of which 351,890 shares currently remain available for future grants.

Under the plan, the Committee has the sole discretion to select which executives or other employees are to receive awards, based on individual and company-wide performance factors, as well as the particular types and amounts of awards. Under the plan, awards may take the form of stock options or shares of restricted stock. Stock options granted under the plan must have an exercise price not less than the market price of Arrow's common stock on the date of grant and may be exercised only after a designated vesting date and then only for so long as the optionee remains employed by Arrow (or within a short period of time following termination of employment). Essentially, this means that executives who receive options realize gain only if Arrow's stock price improves over the life of the option and only if the executive continues with Arrow. In years in which Arrow's stock price does not improve, for any reason, including conditions affecting equity markets or bank stocks generally, the value of compensatory stock options does not improve and may even decrease. Heretofore, the Committee has only granted stock options under the plan; no awards of restricted stock have been issued. The Committee expects that stock options will continue in the future to be the predominant, if not the exclusive means of providing long-term incentive compensation to executives.

Section 162(m) of the Internal Revenue Code (the "Code"), disallows a tax deduction to public companies for compensation exceeding $1 million paid to certain top executives in any one year, other than exempt compensation. Any gain to executives on their stock options will qualify as exempt compensation under Section 162(m). Nevertheless, the Committee does not believe the statutory ceiling on deductible compensation will be relevant to Arrow or its executives in the foreseeable future.

At the same time that the Committee reviews salary, bonus and long-term compensation for executives, it also reviews other forms of compensation, including change-in-control agreements, life and medical insurance coverage, retirement and supplemental retirement benefits and other perquisites, such as automobile usage and club membership. Overall, the Committee believes that executive management should receive a package of such additional compensation elements sufficient to permit executives to perform their functions in expected ways and comparable to compensation packages provided to executives by top-performing peer banks.

Executive Compensation Decisions at Year-End 2000

In making determinations and recommendations at year-end 2000 on executive compensation, the Committee notes that once again Arrow achieved excellent results for the year just completed. In addition, although Arrow's stock price decreased slightly in the first half of 2000 along with bank stocks and the broader markets generally, the Committee notes that the company's stock price recovered in the second half of 2000 and that some continuing improvement has been experienced in 2001. The Committee continues to believe that superior financial performance of the sort experienced by Arrow in recent years ultimately will produce a return to sustained upward market price movement of Arrow's stock.

The financial results attained by Arrow in 2000 were uniformly solid. Asset quality remains strong despite substantial internal loan growth and Arrow continued to achieve improved earnings per share results by leveraging capital and focusing on employee productivity and tighter control of operating expenses. Earnings reached record levels in 2000 and placed Arrow in the top tier of its peer group of banks. The Committee believes Arrow is well positioned to continue its excellent record of financial performance.

In light of the strong results achieved under management's leadership in 2000, the Committee has recommended salary increases for the executives as a group comparable to prior year increases (with the exception of CEO Hoy, as discussed more fully below), and has granted incentive awards to the executive group similar in amount to the awards granted them in prior years. The individual components of executive compensation determined at year-end 2000 are discussed more fully below.

Salary

In 2000, the Personnel Committee engaged L.R. Webber Associates, Inc., a management services firm, to conduct a detailed study of executive compensation, comparing Arrow to a group of peer banks selected by Webber. The study revealed that Arrow's financial results compared very favorably with those of the peer banks. However, the salary being paid to President and CEO Thomas L. Hoy was significantly lower than the average salary paid to CEO's at the peer banks. In light of this conclusion, the Committee recommended and the full Board approved a substantial salary increase for Mr. Hoy at year-end 2000. The other executive officers also received salary increases at year-end 2000.

Bonuses

Operating earnings in 2000 exceeded the threshold established earlier in the year by the Committee under the Short-Term Incentive Award Plan. As a result, the Committee approved annual bonuses for the executive officers as well as the other key employees covered under this plan. These bonuses were reviewed and ratified by the full Board. The individual bonuses received by the executive officers are listed in the Summary Compensation Table on page 8.

Stock Plan Grants

In the area of long-term incentive compensation, the Committee determined at year-end 2000 to make grants of stock options to the executive officers similar in amount to the grants awarded them in prior years. All of these options were granted at an exercise price equal to the market value of Arrow stock on the date of grant. The number of options awarded to each named executive in the Summary Compensation Table on page 8 is included in column (d) of the table and the estimated value of those options is included in column (e) of the Option Grants Table on page 9.

In addition to reviewing the study completed by L.R. Webber Associates, Inc., as in prior years the Committee also used as a basis of comparison the reported executive compensation of a peer group of publicly held bank holding companies located in New York. This year there were seven companies in that peer group. This peer group is different from, but contains some of the same banks as, the group of companies whose stocks are included in the NASDAQ Bank Stock Index represented on the Performance Graph on page 11 of the proxy statement.

PERSONNEL COMMITTEE
Michael F. Massiano, *Chairman**
Jan-Eric O. Bergstedt
David G. Kruczlnicki
David L. Moynehan
Dr. Edward F. Huntington (retiring as of 2001 Annual Meeting)

---

*Mr. Massiano abstains from Committee determinations on stock plan grants.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Arrow's Board of Directors is composed of Directors Kruczlnicki (Chairman), Bergstedt, Carusone, Moynehan and Ornstein. Each of these directors qualifies as an independent member of the Audit Committee under the rules of the National Association of Securities Dealers, Inc.

On March 22, 2000, the Board of Directors ratified a written charter for the Audit Committee, setting forth its responsibilities. A copy of the charter is included in this proxy statement as Appendix A. Among other things, the Board has charged the Audit Committee with general oversight responsibility for Arrow's financial reporting and its accounting systems and controls. The Audit Committee monitors the integrity of Arrow's financial reporting process and systems of internal controls, oversees the independence and performance of Arrow's independent auditors and internal Audit Department, and provides an avenue of communication among the independent auditors, management, the internal auditors, and the Board of Directors. The Audit Committee also recommends to the Board of Directors the selection of Arrow's independent auditors.

Management is directly responsible for Arrow's internal controls. Arrow's independent auditors are responsible for performing an independent audit of Arrow's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee reviews the results and scope of the independent audit, as well as any other services provided from time to time by Arrow's independent auditors.

In this context, the Audit Committee has reviewed and discussed Arrow's audited consolidated financial statements for 2000 with management and with KPMG LLP, Arrow's independent auditors. The Audit Committee has received from management a representation that Arrow's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61.

The Audit Committee also has received from KPMG the written disclosures and the letter required by Independence Standards Board Standard No. 1 relating to auditor independence, and has discussed with KPMG the independence of KPMG.

Based upon the Audit Committee's review and discussions noted above, the Audit Committee has recommended to the Board of Directors that the company's audited consolidated financial statements be included in Arrow's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

David G. Kruczlnicki, Chairman
Jan-Eric O. Bergstedt
John J. Carusone, Jr.
David L. Moynehan
Doris E. Ornstein (retiring as of 2001 annual meeting)

Accounting Fees

The following table sets forth the aggregate fees billed to Arrow during the fiscal year ended December 31, 2000 by Arrow's principal accounting firm, KPMG LLP:

Audit Fees	$116,400
Financial Information Systems Design and Implementation Fees	---
All Other Fees	83,545 (a) (b)

(a) Includes fees for tax consulting and other non-audit services.
(b) The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence.

EMPLOYMENT CONTRACTS

Thomas L. Hoy, President and Chief Executive Officer of Arrow, and John J. Murphy, Executive Vice President, Treasurer, and Chief Financial Officer of Arrow, are serving under three year employment agreements, entered into as of January 1, 2001. The agreements replaced similar agreements previously held by each officer. Under these agreements, the executive is guaranteed his current base annual salary and certain other benefits for the duration of his agreement. The agreements also specify that on or before December 31, 2001 the Personnel Committee or Board will consider and vote upon a proposal to replace each agreement with a new three year employment agreement having similar conditions and benefits. Each agreement provides that, in the event of a change-in-control of Arrow, or if the executive is assigned less important duties, he may elect early retirement and receive an amount payable in installments (or in a lump sum, in the event of financial hardship) equal to approximately three times his salary under the agreement. If any payment under the agreement results in the executive becoming subject to a so-called "golden parachute" tax under applicable tax law, he will receive additional payments so that his net after-tax benefit is the same as if no such tax applied to him. These agreements also contain non-competition provisions that may be triggered upon the executive's termination. In addition, Mr. Hoy's agreement includes a death benefit under which, in the event of his death during the term of the agreement, his beneficiary will receive a lump sum payment equal to Mr. Hoy's base salary. Arrow has entered into change-in-control agreements with John C. Van Leeuwen, Senior Vice President and Chief Credit Officer of Arrow, and Gerard R. Bilodeau, Senior Vice President and Corporate Secretary of Arrow. These agreements are similar to the change-in-control features of the employment agreements with Mr. Hoy and Mr. Murphy, described above. However, under Mr. Van Leeuwen's and Mr. Bilodeau's arrangements, if there is a change-in-control of Arrow, each would be entitled to receive a lump sum cash payment equal to two years' base salary, plus certain continuing insurance coverage.

COMPENSATION OF DIRECTORS

Each director of Arrow currently receives for his or her services as a director a fee of $500 per quarterly Board of Directors meeting attended, $450 per meeting attended of committees of the Board of which he or she is a member, and an annual retainer fee of $7,000, $2,500 of which is paid in shares of Arrow's common stock. The Chairmen of the Audit and Personnel Committees receive an additional annual cash retainer of $1,500, except Mr. Massiano. Directors of the subsidiary banks receive a fee of $400 per bank board meeting attended and also receive a fee of $350 for each meeting of bank board committees attended and an annual retainer of $3,500, $1,000 of which is paid in shares of Arrow's common stock. Directors who are also Executive Officers receive no director's fees, including retainer fees or fees for attendance at Board or committee meetings.

Arrow maintains an unfunded Directors Deferred Compensation Plan, in which outside directors of Arrow and its subsidiaries may participate. Under this plan, each such director is able to make an irrevocable election to defer, during his or her term of office, all or a portion of the directors' fees due. The account of a participating director is credited with the dollar amount of deferral and with quarterly interest payments on the balance at a rate equal to the best rate being paid from time to time by Glens Falls National Bank and Trust Company on its Individual Retirement Account certificates of deposit. Directors who participate in the Directors Deferred Compensation Plan receive payments from their accounts in cash, either in a lump sum or in annual installments, commencing at a preselected deferral date. In 2000, one director of Arrow participated in the plan.

Mr. Massiano, former Chief Executive Officer and President of Arrow, currently serves under a consulting agreement pursuant to which Mr. Massiano provides certain consulting and advisory services to Arrow on an as-requested basis. Under the agreement, Mr. Massiano receives no additional monetary compensation but is reimbursed for expenses incurred and continues to be deemed an employee solely for purposes of the stock awards previously granted to Mr. Massiano under Arrow's compensatory stock plans, such that options granted to him thereunder continue to be exercisable by him.

PENSION PLAN

Arrow maintains a tax-qualified Defined Benefit Retirement Plan (the "Retirement Plan") for eligible employees. The Retirement Plan covers employees of Arrow and all subsidiaries who work 1,000 hours or more per year, have attained the age of 21, and have completed one year of service.

Annual retirement benefits under the Retirement Plan are computed according to a formula based on the employee's annual average earnings for the highest consecutive five of the last ten years of service and his or her number of years of service and are subject to certain limits under federal law, specifically, the Employee Retirement Income Security Act ("ERISA"). Covered compensation under the Retirement Plan includes salary, overtime, sick pay, bonuses, and certain other cash and noncash benefits. Covered compensation under the Plan during 2000 for the named executive officers in the Summary Compensation Table on page 8 includes all of the compensation listed in columns (a) and (b) of the Summary Compensation Table plus certain term insurance premiums paid on behalf of the executive officers (included in column (e) of the Table) plus certain amounts not included in the Table (i.e., the dollar value of the discounted share price for Arrow shares purchased by the executive officers under the Employee Stock Purchase Plan, the dollar value of limited perquisites provided by Arrow to the named executive officer, and any compensation realized upon exercise of non-qualified stock options).

Arrow also maintains an unfunded Select Executive Retirement Plan ("SERP"), which contains both a pension supplement feature and a special early retirement feature. The pension supplement feature is structured so as to provide for a supplemental payment, upon retirement, to those senior officers who are selected to participate in this feature of the SERP, equal to any pension benefits which would have been received by them under Arrow's Retirement Plan described above were it not for the maximum payment limitations for such plans established under ERISA. Mr. Hoy and Mr. Murphy have been selected to participate in the pension supplement feature of the SERP. Under the special early retirement feature of the SERP, certain of the senior officers who retire early may be approved by the Board at such time to receive an additional retirement payment, in a series of installments or, with the approval of the Board at retirement, in a lump sum.

The table below represents estimated annual retirement benefits payable under the company's Retirement Plan and SERP to persons having specified final average earnings and years of service, assuming such persons have been selected to participate in the SERP's pension supplement feature (but excluding any amounts that might be receivable under the SERP's special early retirement feature).

**Estimated Annual Pension Based
on Years of Service Indicated
For Those Retiring at Age 65 in 2001**

Average Annual Earnings For Last 5 Years of Service	15	20	25	30
$100,000	$23,459	$ 31,279	$ 39,099	$ 46,919
150,000	36,584	48,779	60,974	73,169
200,000	49,709	66,279	82,849	99,419
250,000	62,834	83,779	104,724	125,669
300,000	75,959	101,279	126,599	151,919
350,000	89,084	118,779	148,474	178,169
400,000	102,209	136,279	170,349	204,419
450,000	115,334	153,779	192,224	230,669
500,000	128,459	171,279	214,099	256,919

The number of credited years of service under the Retirement Plan as of December 31, 2000, for each of the named executive officers in the Summary Compensation Table is as follows: 26 years for Mr. Hoy, 27 years for Mr. Murphy, 15 years for Mr. Van Leeuwen, and 31 years for Mr. Bilodeau.

Benefits under the Plan are computed as straight-life annuity amounts although participants may make certain alternative elections upon or before retirement. Amounts payable to executives under the Retirement Plan and the SERP are not subject to offset for Social Security benefits.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND ASSOCIATES

During calendar year 2000 several of our directors and executive officers, as well as members of their immediate families and corporations, organizations, trusts and estates with which these individuals are associated had outstanding loans from our subsidiary banks in amounts of $60,000 or more. All such loans were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable loan transactions by the lending bank with unaffiliated persons. As of December 31, 2000, no such loan was a non-accrual, past due, restructured or potential problem loan.

Director John J. Carusone, Jr. is an attorney in the firm of Carusone and Carusone, Saratoga Springs, New York. During 2000, Mr. Carusone's firm rendered legal services to our subsidiary, Saratoga National Bank and Trust Company, on a variety of matters, for which the firm billed at its regular rates.

Outside of these and other normal customer relationships, none of Arrow's insiders (or members of their immediate families) presently maintains or has maintained since January 1, 2000, directly or indirectly, any significant business or personal relationship with Arrow other than such as might arise by virtue of his/her position with, or ownership interest in, Arrow.

INDEPENDENT AUDITORS

KPMG LLP, Certified Public Accountants, were the auditors for Arrow for the year ended December 31, 2000. The Audit Committee and Board are in the process of selecting the auditors for 2001. Representatives of KPMG LLP are expected to be present at the meeting. They will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

HOUSEHOLDING OF MATERIALS

In some instances, only one copy of this proxy statement is being delivered to multiple shareholders sharing an address, unless the company has received instructions from one or more of the shareholders to continue to deliver multiple copies. We will deliver promptly upon oral or written request a separate copy of the proxy statement to any shareholder at your address. If you wish to receive a separate copy of the proxy statement, you may call us at (518) 745-1000, or send a written request to Mr. Gerard R. Bilodeau, Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. If you have received only one copy of the proxy statement and wish to receive a separate copy for each shareholder in the future, you may call us at the telephone number or write us at the address listed above. Alternatively, shareholders sharing an address who now receive multiple copies of the proxy statement may request delivery of a single copy, also by calling us at the number or writing to us at the address listed above.

OTHER MATTERS

The Board of Directors of Arrow is not aware of any other matters that may come before the meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the meeting.

By Order of the Board of Directors

GERARD R. BILODEAU
Secretary

March 30, 2001

APPENDIX A

ARROW FINANCIAL CORPORATION

CHARTER OF THE AUDIT COMMITTEE

I. AUDIT COMMITTEE PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

▸ Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding financial, accounting, and legal compliance.

▸ Monitor the independence and performance of the Company's independent auditors and internal Audit Department.

▸ Provide an avenue of communication among the independent auditors, management, the internal Audit Department, and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II. AUDIT COMMITTEE COMPOSITION AND MEETINGS

The Audit Committee shall be composed of at least three and no more than five independent directors as determined by the Board. Audit Committee members shall meet the requirements of NASD and other regulators as appropriate. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand basic fundamental financial statements, and at least one member shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chairperson is not designated or present, the members of the Committee may designate a Chairperson by majority vote of the Committee membership.

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. The Committee should meet privately in Executive Session at least annually with management, the Corporate Auditor, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

III. AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

Review Procedures

1. Review and reassess the adequacy of the Charter at least annually. Submit the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2. Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgements, and any matters required to be communicated to the Audit Committee in accordance with SAS 61.

Review Procedures (continued)

3.   In consultation with management, the independent auditors and the internal auditors consider the integrity of the Company's reporting process and controls, discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by independent auditors together with management responses, and follow-up on these findings.

4.   On a quarterly basis, discuss any significant changes to the Company's accounting principles and items required to be communicated by the independent auditor in accordance with SAS 61, preferably prior to the filing of the Form 10-Q. The Chairperson of the Committee may represent the entire Audit Committee for purposes of this review.

Independent Auditors

5.   The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and the performance of the auditors, and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

6.   On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

7.   Review the independent auditor's engagement plan to determine their scope and reliance upon management and internal audit.

Internal Audit Department

8.   Annually review the internal audit plan and any significant changes to the Audit Manual.

9.   Review the performance of the Corporate Auditor for the preceding year.

Other Audit Committee Responsibilities

10.   Perform any other activities consistent with this Charter, the Company's By-Laws and governing law, as the Committee or Board deems necessary or appropriate.

11.   Maintain minutes of meetings and periodically report to the Board of Directors significant results of the foregoing activities.

12.   Annually prepare a report to shareholders as required by the SEC. The report should be included in the Company's annual proxy statement.

13.   On at least an annual basis, review with management or the Company's legal counsel, legal matters that could have a significant impact on the Company's consolidated financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from the regulators or other governmental agencies.

PROXY
ARROW FINANCIAL CORPORATION
250 GLEN STREET
GLENS FALLS, N.Y. 12801
ANNUAL MEETING OF SHAREHOLDERS - MAY 2, 2001

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF ARROW FINANCIAL CORPORATION.

The undersigned shareholder(s) of Arrow Financial Corporation, a New York corporation, (the "Company") hereby appoint(s) Robert G. Landry and Bernard F. McPhillips, or either of them, with full power to act alone, the proxies of the undersigned, with full power of substitution and revocation, to vote all the shares of Common Stock of the Company, which the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Company to be held at the Queensbury Hotel, Maple and Ridge Streets, Glens Falls, New York 12801, at 10:00 a.m. on Wednesday May 2, 2001, and at any adjournment thereof, with all powers the undersigned would possess if personally present as follows:

(To be Signed on Reverse Side.)

Please detach and Mail in the Envelope Provided
_X Please mark your votes as in this example using dark ink only.

1. Election of Directors
__ FOR all nominees listed at right (except as limited below)
__ WITHHOLD AUTHORITY to vote for all nominees listed at right:
Nominees:
Class C (term expiring in 2004)
Jan-Eric O. Bergstedt
Thomas L. Hoy

Instruction: To withhold authority to vote for any individual nominee(s) write the name(s) in the space provided.

You are requested to complete, date and sign this card and return this Proxy promptly to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

This Proxy will be voted as directed herein. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1. If any other business is properly presented at the Annual Meeting, or any adjournments thereof, this Proxy will be voted at the discretion of the proxies or in accordance with the recommendation of Arrow's Board of Directors. The undersigned hereby revoke(s) any proxies heretofore given by the undersigend to vote at the Annual Meeting, or any adjournments thereof.

DATE ___________________
SIGNATURE ___________________
SIGNATURE ___________________
(IF HELD JOINTLY)
Note: If the shares are registered in more than one name, each joint owner or fiduciary should sign personally. Persons signing as executors, administrators, trustees, corporate officers, or in other representative capacities should so indicate.